

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

December 22, 2006

Mr. Hugh Idstein
Chief Financial Officer
Dune Energy, Inc.
3050 Post Oak Blvd., Suite 695
Houston, Texas 77056

>   **Re: Dune Energy, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2005**
>   **Filed March 31, 2006**
>   **Form 10-QSB for Fiscal Quarter Ended September 30, 2006**
>   **Filed November 14, 2006**
>   **File No. 001-32497**

Dear Mr. Idstein:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis or Plan of Operations, page 19

Other Income, page 20

1.   Please expand your disclosure to state the reason for the adjustments to accounts payable balances totaling $78,194.

Minority Interest, page 20

2.   We note your statement that "Minority interest refers to activity due a minority interest owner in the Vaquero Partners LLC. Their net income/(loss) is reflected as minority interest on our financial statements." Please revise the presentation on your Consolidated Balance Sheet to reflect separately these interests outside of stockholders' equity.

Financial Statements

Consolidated Balance Sheet, page F-2

3.   Please separate your third party long-term debt from your related party long-term debt. We note that you reported this presentation in your Form 10-QSB for the fiscal quarter ended September 30, 2006.

Note 1 – Summary of Significant Accounting Policies, page F-6

Oil and gas properties, page F-6

4.   Please expand your disclosure to indicate the results of your current year assessment of the impairment status of your unproved properties. In addition, please address the results of your current year ceiling test.

5.   Please expand your policy footnote to disclose the following items identified in Rule 4-10(c)(7)(ii) and (ii) of Regulation S-X that are required by Item 310, Note 1 of Regulation S-B:

    •   For each cost center, for each year that an income statement is required, disclose the total amount of amortization expense per equivalent physical unit of production.

- For properties not subject to amortization, provide a description of the current status of the significant properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation.

- Present a table that shows, by category of cost, the total costs excluded as of the most recent fiscal year, and the amounts of such excluded costs, incurred in each of the three most recent fiscal years and in the aggregate for any earlier fiscal years in which the costs were incurred. Note that categories of cost include acquisition costs, exploration costs, development costs, in the case of significant development projects, and capitalized interest.

Deferred financing costs, page F-7

6. Please confirm, if true, that the straight-line method you are using to amortize the deferred financing costs approximates the effective interest method or otherwise advise.

Note 2 – Property Acquisitions, page F-9

7. We note that you have not provided audited financial statements for the November and December 2005 acquisitions from Voyager Partners, Ltd. of the Springside or Voyager Tranche 1 properties. Please support your presentation under Item 3-10(c) of Regulation S-B by indicating the results of your significance tests. Please note that we consider a working interest in a producing oil and gas property to be a "business" for purposes of applying the provisions of Item 3-10(c).

Note 4 – Debt Financings, page F-10

8. It appears that you have convertible subordinated promissory notes ("Notes") outstanding as of December 31, 2005 totaling $20.5 million that may be converted all or in part by Itera Holdings BV into shares of your common stock "equal to the quotient of (x) the conversion amount divided by (y) $4.625." Please tell us how you applied the guidance in EITF 00-19 in evaluating whether the debt conversion features for the Notes issued represent an embedded derivative that you should separate from the debt host and account for at fair value under FAS 133. In this regard, tell us whether or not these Notes meet the definition of conventional convertible debt, as defined by paragraph 4 of EITF 00-19. Please note that if these Notes are not conventional convertible, you would be required to analyze the conversion features under paragraphs 12-32 of EITF 00-19.

Note 6 – Asset Retirement Obligation, page F-12

9.   Please expand your disclosure to include the information required under paragraph 22(a) of FAS 143.

Note 8 – Common Stock, page F-12

10.   Please expand your disclosure to indicate how you accounted for the warrant given to the placement agent in connection with the September 30, 2005 private equity offering.

Note 10 – Commitments and Contingencies, page F-13

11.   Please expand your disclosure, if applicable, to describe briefly any material outstanding contingent liabilities that have been made pursuant to the provisions of paragraph 8 of FAS 5. Refer to paragraphs 9 through 12 of FAS 5.

Note 13 – Supplemental Oil and Gas Information (Unaudited), page F-15

Capitalized Costs

12.   Please revise your disclosure of capitalized costs, if applicable, to present a separate line for properties being amortized and properties not subject to amortization as required by paragraph 19 of FAS 69.

13.   Please revise your presentation of costs incurred to separately present a figure for exploration and development activities as contemplated by paragraph 21 and Illustration 2 of FAS 69.

Controls and Procedures, page 24

14.   We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "Within 90 days prior to the date of this Report." However, Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." See also Regulation S-B, paragraph 4(c) of Exhibit 31. Please review your disclosure and revise as appropriate. This comment also applies to your Form 10-QSB for the fiscal quarter ended September 30, 2006.

15.   You state that there were no "significant changes" in your "internal controls or in other factors." Please note that Item 308(c) of Regulation S-B requires that you

disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the last fiscal quarter that has "materially affected, or is reasonably likely to materially affect," your internal control over financial reporting. See also Regulation S-B, paragraph 4(d) of Exhibit 31. Please review your disclosure and revise as appropriate. This comment also applies to your Form 10-QSB for the fiscal quarter ended September 30, 2006.

Exhibits 31.1 and 31.2

16.   We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, i) there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification and ii) you should refer to the Company throughout the certification as the "small business issuer" instead of as the "registrant." This comment also applies to your Form 10-QSB for the fiscal quarter ended September 30, 2006 and in particular, your reference to the "quarterly" report throughout the certification.

Engineering Comments

Risks Factors, page 9

Risks Related to the Business, page 9

17.   Please confirm that in future filings you will include a risk factor which includes the percent of the total proved reserves that you classify as undeveloped reserves.

18.   Please confirm that in future filings you will include a risk factor which includes clarifies that seismic studies are an interpretive tool and do not necessarily guarantee that hydrocarbons are present or if present will produce in economic quantities.

Supplemental Oil and Gas Information, page F-15

Oil and Gas Reserve Data, page F-15

19.   We note the large reserve revisions in 2004 and 2005. Please provide us with an explanation for these revisions. Please confirm that in future filings you will provide appropriate explanations for significant changes that appear in your reserve table. Please see paragraph 11 of SFAS 69.

20.   Please reconcile for us the reserves you report in 2004 with the reserves determined by Hodges Engineering for that year.

21.   Please tell us how many offset locations to a horizontal well you or your independent engineers generally classify as proved undeveloped locations.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2006

Consolidated Balance Sheets, page 2

22.   Please expand your disclosure where applicable to explain the new line item as of September 30, 2006 titled Deposit – related party, totaling $500,000.

Note 5 – Shareholders' Equity, page 8

23.   We note your disclosure that "On August 3, 2006, an option holder exercised 40,000 stock options on a cashless basis for 29,200 shares of common stock;" and a similar transaction took place on August 22, 2006 for which you received no cash consideration. Please tell us what accounting effect these transactions had on your consolidated financial statements and who effected these transactions with the option holder.

Management's Discussion and Analysis, page 9

Acquisition of Additional Barnett Shale Properties

24.   We note from your disclosure that you acquired Tranche 2 and Tranche 3 assets in October 2006 from Voyager. Please provide the results of your significance tests under Item 3-10(c) of Regulation S-B to support your determination that financial statements and pro forma amounts required under Items 9.01 (a) and (b) of Form 8-K should not have been included in your Form 8-K filed on October 12, 2006.

Controls and Procedures, page 12

25.   We note your statement that "In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures." Please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of

achieving their objectives and that your relevant officers have concluded that your disclosure controls and procedures are effective at the reasonable assurance level or otherwise advise and so state. In this regard, revise your conclusion as to effectiveness of your disclosure controls and procedures to ensure that the reader understands their effectiveness is based upon the reasonable assurance level.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact

Petroleum Engineer, James Murphy at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief